
October 30, 2013

<u>Via E-Mail</u>
Mr. Edward E. Cohen
Chief Executive Officer
Atlas Resource Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

> **Re:** **Atlas Resource Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 1, 2013**
> **File No. 333-189741**
> **Current Report on Form 8-K**
> **Filed February 22, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response Letter dated September 30, 2013**
> **File No. 1-35317**

Dear Mr. Cohen:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Response Letter Dated September 30, 2013</u>

1.   We have read your response to prior comment six, including your explanation of how you calculate maintenance capital expenditures, and understand that these amounts are assumed to have resulted in developed producing reserves at the beginning of the current year. Please explain the basis for your assumption about the commencement of production and clarify whether these amounts are limited to funding the conversion of undeveloped reserves or are directed towards a larger range of projects. We note that

your estimate is based on the assumption that the properties will generate production during the present year that when sold will yield proceeds that, taking into consideration the prices to be received under derivatives that you hold, and after deducting production costs, will equate to the production margin that is expected to be generated from properties that are actually in production during the current year. Please submit the disclosure revisions that you propose to describe your calculation of maintenance capital expenditures and the underlying assumptions, including the approach to choosing the wells and forming expectations about the production profiles, the impact of derivatives related to the production that will be sold, and the nature of costs that are taken into account. If your maintenance capital expenditures do not reflect the costs of acquiring properties for exploration and development, this point and the implications on your overall reserve position should be explained. In other words, since you have described the measure as maintenance capital expenditures, the extent to which productive capacity, in terms of both production and total reserves, is maintained should be clearly explained. Since you have described an intention for the measure in your response that appears inconsistent with disclosure on page 73 of your 2012 annual report, stating that maintenance capital expenditures are "to maintain our current levels of production and reserves over the long term," also submit any revisions that you propose to clarify this disclosure.

2. We note your response to prior comment seven. Please clarify the extent to which your presentation of Adjusted EBITDA and Distributable Cash Flow corresponds to calculations made or considered by management or the board of directors in determining or assessing the amounts of periodic distributions. In addition, please tell us how you considered providing context for an investor to evaluate Distributable Cash Flow as part of the disclosure in your Form 8-K. As part of your response, explain how you evaluate, and how you believe investors should consider, any excess or shortfall of Distributable Cash Flow over actual cash distributions for any given period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief